

May 17, 2024

Rajiv Shukla
Chief Executive Officer
Carmell Corporation
2403 Sidney Street, Suite 300
Pittsburgh, PA 15203

Re: Carmell Corporation
Registration Statement on Form S-1
Filed May 10, 2024
File No. 333-279329

Dear Rajiv Shukla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Michael A. Hedge, Esq.